Santiago, July 30, 2025

Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In accordance with the provisions of Articles 9 and 10 of Law No. 18,045 and as set forth in RAN 18-10, it is hereby reported that due to the resignation of the director Mr. Rodrigo Echenique Gordillo, the Board of Directors of Banco Santander-Chile, in the ordinary session held yesterday on July 29, named Mr. José Francisco Doncel Razola as a regular director in his replacement. His mandate will commence from the Board of Directors' meeting in September.

Sincerely,

Andrés Trautmann Buc
CEO